UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

CELSIUS HOLDINGS, INC.
(Name of Issuer)

Common Stock, $.001 Par Value Per Share
(Title of Class of Securities)

15118V108
(CUSIP Number)

Lucille Santini
140 N.E. 4th Avenue, Suite C
Delray Beach, FL 33483
(561) 276-2239
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 26, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s. 240.13d-7 for other parties to whom copies are to be sent.
*

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 15118V108

1. Names of Reporting Persons.

Lucille Santini

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]

(b) [ ]

3. SEC Use Only ............................................................................................................................

4. Source of Funds (See Instructions) OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................

6. Citizenship or Place of Organization United States of America

7. Sole Voting Power 26,744,926

8. Shared Voting Power 0

9. Sole Dispositive Power 26,744,926

10. Shared Dispositive Power 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person 26,744,926

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...........

13. Percent of Class Represented by Amount in Row (11) 27.4%

14. Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

The name and principal address of the issuer (the "Issuer") to which this statement related is:

Celsius Holdings, Inc.
140 NE 4th Avenue, Suite C
Delray Beach, Florida 33483

The title of the class of equity securities to which this statement relates is:

Common Stock, par value $.001 per share (the "Common Stock").

Item 2. Identity and Background

The person filing this statement is a natural person.

Lucille Santini
c/o Celsius Holdings, Inc.
140 N.E. 4th Avenue, Suite C
Delray Beach, FL 33483

Lucille Santini is an office administrator for privately owned the family businesses located at 341 Weakley Creek Road, Lawrenceburg, TN 38464.

During the last five years, Lucille Santini has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been subject to a civil judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Lucille Santini is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

On January 26, 2006, the Issuer completed a merger and reorganization (the "Merger") pursuant to a merger agreement and plan of reorganization, by and among the Issuer, Celsius, Inc., a Nevada corporation and wholly-owned subsidiary of the Issuer ("Sub"), Elite FX, Inc., a Florida corporation ("Elite"), and Stephen C. Haley, the "Indemnifying Officer" and "Securityholder Agent" of Elite (the "Merger Agreement"). Pursuant to the terms of the Merger Agreement, Elite was merger into Sub and became a wholly-owned subsidiary of the Issuer. Lucille Santini was a shareholder of Elite. As a result of the Merger, Lucille Santini received 26,744,926 shares of the Issuer's Common Stock in exchange for all of his shares of Elite. A copy of the Merger Agreement and related agreements are filed as exhibits to the Issuer's February 1, 2007 Form 8-K and are incorporated in this Item 3 by reference. The description of the Merger Agreement and related agreements above is qualified in their entirety by reference to the full text of the Merger Agreement and related agreements.

Item 4. Purpose of Transaction

The purpose of the transaction was to merge Elite into the Issuer's Sub and exchange all shares of Elite common stock for shares of the Issuer's Common Stock. Lucille Santini acquired 26,744,926 shares of the Issuer's Common Stock as a result of the Merger described in Item 3.

Item 5. Interest in Securities of the Issuer

(a) The aggregate number of the Issuer's Common Stock beneficially owned by Lucille Santini is 26,744,926, which is 27.4% of the Issuer's Common Stock.

(b) Lucille Santini has the sole power to vote and the sole power to dispose 26,744,926 shares of the Issuer's Common Stock.

(c) All of the Issuer's Common Stock owned by Lucille Santini was acquired on January 26, 2007 in the Merger described in Item 3.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except the Merger Agreement and related agreements and exhibits described in Item 3, there are presently no contracts, arrangements, understandings or relationships between Lucille Santini and any person with respect to any securities of the Issuer other than those disclosed in this statement.

Item 7. Material to Be Filed as Exhibits

Each of the following Exhibits were attached as Exhibits to the Issuer's February 1, 2007 Form 8-K and are incorporated herein by reference.

Exhibit No.     Document

2.1                     Merger Agreement and Plan of Reorganization and Exhibits
3.1                     Articles of Merger
4.1                     Warrant Agreement
4.2                     Subscription Agreement
4.3                     Registration Rights Agreement
4.4                     Observation Rights and Termination Agreement
10.1                   Stock Grant Agreement
10.2                   Promissory Note

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 2007
Date

/s/ Lucille Santini
Signature

Lucille Santini
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)